Rod Bolger SVP, Finance & Controller RBC Centre 155 Wellington Street West, 13th Floor Toronto, ON M5V 3K7 Phone: 416-974-0729 Email : rod.bolger@rbc.com

May 24, 2013

Via EDGAR

Ms. Stephanie Ciboroski and Ms. Lindsay McCord
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Royal Bank of Canada – Form 40-F for the Fiscal Year Ended October 31, 2012 filed November 29, 2012 (SEC File No. 001-13928)

Dear Mses. Ciboroski and McCord:

Royal Bank of Canada (the “Bank”) acknowledges receipt of the Staff’s comment letter dated May 24, 2013.  The letter requested that the Bank provide a response within ten business days or that it advise the Staff when it will provide a response.

As discussed with Ms. McCord on May 24, 2013, the Bank plans to submit its response to the comment letter no later than June 28, 2013.  The additional time will allow relevant personnel to perform the work necessary for thorough responses and also permit time for required review of the responses prior to their submission to the Staff.

If you have any questions concerning this matter please contact the undersigned at 416-974-0729.

Very truly yours,

/s/ Rod Bolger
Rod Bolger

cc:	Janice Fukakusa
Linda F. Mezon
Paul D. Guthrie
(Royal Bank of Canada)

Richard Nunn
(Deloitte & Touche LLP)

Donald R. Crawshaw
(Sullivan & Cromwell LLP)